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                               May 18, 2021

       Richard D. Bertel
       Chief Executive Officer
       Integrated Rail and Resources Acquisition Corp.
       6100 Southwest Boulevard, Suite 320
       Fort Worth, Texas 76109

                                                        Re: Integrated Rail and
Resources Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 21,
2021
                                                            CIK No. 0001854795

       Dear Mr. Bertel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions..., page 67

   1. Your risk factor disclosure appears to suggest that the exclusive forum provision will apply to claims under
the Securities Act. In this regard, we note your disclosure that
                                                        "[u]nless we consent in
writing to the selection of an alternative forum, the federal district courts of the United
States of America shall be the exclusive forum for the resolution of any complaint asserting
a cause of action arising under the Securities Act." Please revise the risk factor
disclosure to ensure consistency with the Certificate of Incorporation filed as exhibit 3.1, which
indicates that "the exclusive forum provision will not apply to suits brought to enforce any
duty or liability created by the Exchange Act, the Securities Act, or
 Richard D. Bertel
Integrated Rail and Resources Acquisition Corp.
May 18, 2021
Page 2
         any other claim for which the federal courts have exclusive jurisdiction.
Principal Stockholders, page 128

2. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by DHIP Natural Resources
         Investments, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
      You may contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-
3792 with any questions.



FirstName LastNameRichard D. Bertel                    Sincerely,
Comapany Name Integrated Rail and Resources Acquisition Corp.
                                                       Division of Corporation
Finance
May 18, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName